

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 19, 2008

By Facsimile ((203) 363-7676) and U.S. Mail

Michael Grundei, Esq.
Wiggin & Dana LLP
400 Atlantic Street
Stamford, CT 06901

> **Re: AXS-One Inc.**
> **Schedule TO-I/A filed February 11, 2008**
> **File No. 005-48761**

Dear Mr. Grundei:

We have reviewed your filings and have the following comments.

Schedule TO-I/A
Item 10. Financial Statements

1.   We note your response to comment 1. Please revise your disclosure to include the information required by Item 1010(c)(4) of Regulation M-A.

Offer to Exchange

Summary Term Sheet, page 4

2.   We note your response to comment 2. Please revise your disclosure to expressly state that option holders are eligible to participate in the offer if they remain employed as of the expiration date.

The Offer – Number of Options, page 10

3.   We note your response to comment 3. Given your inability to grant options to non-employees, please tell us supplementally, with a view toward revised disclosure, how you will treat a participating option holder who tenders options but whose employment terminates prior to the actual grant of the replacement options.

Closing Information

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions